Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Spotify Technology S.A.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

L8681T102
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L8681T102	Schedule 13G	Page 1 of 8

1	NAMES OF REPORTING PERSONS
Daniel Ek

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
32,323,633

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
32,323,633

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,323,633

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. L8681T102	Schedule 13G	Page 2 of 8

1	NAMES OF REPORTING PERSONS
D.G.E. Holding Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
32,323,633

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
32,323,633

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,323,633

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. L8681T102	Schedule 13G	Page 3 of 8

1	NAMES OF REPORTING PERSONS
D.G.E. Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
32,323,633

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
32,323,633

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,323,633

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. L8681T102	Schedule 13G	Page 4 of 8

ITEM 1.	(a)	Name of Issuer:

Spotify Technology S.A. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

42-44, avenue de la Gare
L-1610 Luxembourg
Grand Duchy of Luxembourg

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  This statement is filed on behalf of:

Daniel Ek
D.G.E. Holding Limited (“D.G.E. Holding”)
D.G.E. Investments Limited (“D.G.E. Investments”)

(b)	Address or Principal Business Office:

The business address for Daniel Ek is c/o Spotify AB Regeringsgatan 19, 111 53 Stockholm, Sweden and for both D.G.E. Holding and D.G.E. Investments is 1 Alexandrou Panagouli, Office 2B, Novel Tower, 6057 Larnaca, Cyprus.

(c)	Citizenship of each Reporting Person is:

Daniel Ek is a citizen of Sweden and both D.G.E. Holding and D.G.E. Investments are organized under the laws of the Republic of Cyprus.

(d)	Title of Class of Securities:

Ordinary Shares, €0.000625 par value per share (“Ordinary Shares”).

(e)	CUSIP Number:

L8681T102

ITEM 3.

Not applicable.

CUSIP No. L8681T102	Schedule 13G	Page 5 of 8

ITEM 4.	Ownership.

(a-c)

The following sets forth, as of the date of this Schedule 13G, the aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons, as well as the number of Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 192,151,811 Ordinary Shares outstanding as of December 31, 2021.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Daniel Ek	32,323,633	16.7%	0	32,323,633	0	32,323,633
D.G.E. Holding Limited	32,323,633	16.7%	0	32,323,633	0	32,323,633
D.G.E. Investments Limited	32,323,633	16.7%	0	32,323,633	0	32,323,633

D.G.E. Investments is the record holder of 14,091,664 Ordinary Shares and warrants to purchase 1,600,000 Ordinary Shares that are currently exercisable. D.G.E. Investments also has an irrevocable proxy with respect to 4,276,200 Ordinary Shares held of record by Tencent Music Entertainment Hong Kong Limited, 9,076,240 Ordinary Shares held of record by Tencent Image Frame Investment (HK) Limited, 3,227,920 Ordinary Shares held of record by Tencent Mobility Limited, and 51,609 Ordinary Shares held by Distribution Pool Limited, and therefore may be deemed to share beneficial ownership of such Ordinary Shares. D.G.E. Holding is the sole shareholder of D.G.E. Investments, and Daniel Ek is the sole shareholder of D.G.E. Holding. As a result, each of D.G.E. Holding and Mr. Ek may be deemed to share beneficial ownership of the Ordinary Shares beneficially owned by D.G.E. Investments.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

CUSIP No. L8681T102	Schedule 13G	Page 6 of 8

ITEM 8.	Identification And Classification Of Members Of The Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. L8681T102	Schedule 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2022

/s/ Daniel Ek
Daniel Ek

D.G.E. Holding Limited

By:	/s/ Margarita Hadjitofi
Name:	Margarita Hadjitofi
Title:	Director 1

By:	/s/ Yiannakis Procopiou
Name:	Yiannakis Procopiou
Title:	Director 2

D.G.E. Investments Limited

By:	/s/ Margarita Hadjitofi
Name:	Margarita Hadjitofi
Title:	Director 1

By:	/s/ Yiannakis Procopiou
Name:	Yiannakis Procopiou
Title:	Director 2

CUSIP No. L8681T102	Schedule 13G	Page 8 of 8

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (incorporated by reference to Exhibit 99 to the Schedule 13G filed by the Reporting Person on February 12, 2019).